Exhibit 99.1

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA OR TO ANY U.S. PERSON

FERRARI ANNOUNCES SETTLEMENT OF ITS NOTES OFFERING

Maranello (Italy), 21 May 2024 – Ferrari N.V. (NYSE/EXM: RACE) announces the settlement of the offering, previously announced, of Euro 500 million in aggregate principal amount of 3.625% notes due on 21 May 2030, with an issue price of 99.677% (the “Notes”). The net proceeds of the offering were approximately Euro 497 million after payment of offering costs and related expenses. The Notes have been admitted to the Official List of Euronext Dublin and to trading on the regulated market of Euronext Dublin.

The prospectus related to the Notes, dated 15 May 2024, was approved by the Central Bank of Ireland and it has been published on the Ferrari N.V. corporate website together with other relevant documents.

Disclaimer

This press release shall not constitute an offer to sell or a solicitation of an offerto buy the Notes or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. The Notes have not been and will not be registered under the United States Securities Act of 1933 (as amended), and may not be offered, sold, tendered, bought or delivered within the United States or to or for the account or benefit of U.S. persons absent registration or an applicable exemption from registration requirements.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977